Snow Lake's Portfolio Company, Kadmos Energy, Submits Response to the Texas
Advanced Nuclear Energy Office's Request for Information

Winnipeg, Manitoba - March 5, 2026 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ:LITM) ("Snow Lake"), a nuclear fuel cycle company, announces that following its public debut at the Texas Nuclear Summit1 in October 2025, Snow Lake's small modular reactor portfolio company, Kadmos Energy Services LLC ("Kadmos"), has responded to Texas' call for nuclear power expansion via the Texas Advanced Nuclear Energy Office ("TANEO") Request for Information ("RFI") process.  Kadmos' response outlines how Texas can help accelerate the deployment of new nuclear power generation, while anticipating fuel cycle considerations that will be crucial to its success.

Shaping the Texas Nuclear Frontier

The TANEO RFI seeks industry expertise to determine the permitting and workforce development actions necessary to streamline advanced nuclear power plant deployments in Texas.  Kadmos, led by CEO Youssef Ballout, detailed Kadmos' vision during the Texas Nuclear Summit's "Nuclear is National Security"2 panel moderated by the Honorable Jeffrey Merrifield - a former presidential appointee to the Nuclear Regulatory Commission and leader of Pillsbury's Nuclear Energy Team.

Kadmos CEO Youssef Ballout speaking at the Texas Nuclear Summit

1 Texas Nuclear Summit

2 Nuclear is National Security

Kadmos CEO Remarks

"The TANEO RFI is a critical step in securing the Texas grid for the next century. We are not just providing information on permitting reactors; we are providing a permanent and sovereign energy ecosystem." said Youssef Ballout, CEO of Kadmos Energy."  With the support of Snow Lake, having investments in uranium mining and enrichment, and Exodys Energy, with its focus on uranium recycling, we are removing the two biggest hurdles in nuclear energy: fuel availability and waste management."

Mature Technology for Immediate Impact

Kadmos's response to the TANEO RFI emphasizes the use of pressurized water reactor (PWR) technology, similar to Texas' four operating commercial nuclear reactors at the Comanche Peak and the South Texas Project facilities.  Unlike the more novel designs proposed, this mature technology facilitates Texas' shift from the information-gathering phase to widespread deployment with reduced regulatory, technical, and commercial adoption/supply chain risks.  The majority of Kadmos' innovations stem from its turnkey commercial delivery model, rather than the technologies it employs.  Most advanced reactor vendors lack the integration necessary to ensure the availability of replaceable parts and a trained workforce among other long-term conditions for success.

While the TANEO RFI explores the "how" of deployment, Snow Lake's corporate strategy helps Kadmos address the two most significant hurdles identified across the nuclear industry: fuel availability and waste management.

Snow Lake - Building a Front-End Nuclear Fuel Cycle Company

Snow Lake is building a front-end nuclear fuel cycle company with assets and investments in uranium mining and milling, uranium enrichment and small modular reactors, including:

  Uranium Mining and Milling:  Snow Lake has assembled a portfolio of uranium exploration and development projects in Wyoming, Colorado and Utah, comprising one of the largest uranium resource bases in the U.S., together with one of the largest, most prospective uranium exploration projects in the prolific Powder River Basin in Wyoming - the Pine Ridge uranium project
  Uranium Enrichment:  Snow Lake is the largest shareholder in Ubaryon, a private Australian company developing next generation uranium enrichment technology.  Urenco, a leading global enrichment company, has invested A$5 million in Ubaryon to become the second largest shareholder
  Small Modular Reactors:  Snow Lake is the largest shareholder of Kadmos, which gives Snow Lake an opportunity to participate in Kadmos' innovative approach to deploying small modular reactors to meet the accelerating global demand for electricity
  Opportunities in other Sectors of the Nuclear Fuel Cycle:  Snow Lake is continually evaluating value accretive opportunities to expand its capabilities in other sectors of the front-end nuclear fuel cycle

Opportunities for Kadmos

The successful development of Snow Lake's mining and milling projects would present the opportunity for Kadmos to become an anchor customer for the offtake from these projects.  In addition, by integrating Exodys Energy's uranium recycling technology, Kadmos provides Texas with a clear strategy to mitigate the long-term costs and liabilities of used nuclear fuel storage.

About Kadmos Energy Services LLC

Kadmos Energy Services LLC is an Idaho-based developer of pressurized water reactor (PWR) small modular reactor (SMR) power plants, focusing on providing reliable and sustainable energy through a vertically-integrated supply chain.  Through its partners Snow Lake, with assets and investments in uranium mining and milling and enrichment, and Exodys Energy, with its focus on uranium recycling, Kadmos offers the only truly turnkey market solution for the future of nuclear power.  Learn more at www.kadmosenergy.com

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is developing a U.S. focused front-end nuclear fuel cycle company through a portfolio of U.S. uranium exploration and development projects in Wyoming, Colorado, and Utah, together with investments in next-generation uranium enrichment and small modular pressurized water reactors.  Snow Lake continues to evaluate value accretive opportunities in other sectors of the front-end nuclear fuel cycle.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements:  This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	ir@snowlakelithium.com
fw@snowlakelithium.com	www.snowlakeenergy.com